328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	November 16, 2009
For Immediate Release	NR#09-25

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the nine month period ended September 30, 2009.  For complete details of the Third Quarter Interim Financial Statements and Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (http://idea.sec.gov).

The Company’s cash position at September 30, 2009 remained strong at $30.5 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.

The Company’s primary asset is a 44% holding in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The remaining 56% of Minera Juanicipio is owned by Fresnillo plc (“Fresnillo”), a U.K. domiciled subsidiary company listed on the London Stock Exchange.

In January 2009, Fresnillo and MAG approved a 2009 exploration program for the Juanicipio property based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.0 million and an engineering budget of US $500,000.  From its inception in late 2007 to August 14, 2009, MAG has advanced approximately US $9.3 million to Minera Juanicipio.  The engineering budget contemplated the completion of an independent scoping study on the possible development of the Valdecañas Vein on the Juanicipio property as a stand alone operation.  The results of this study, prepared by Wardrop Engineering, demonstrated robust project returns and were published in a news release by the Company on September 14, 2009.  The Wardrop study recommends that the Juanicipio project proceed to a prefeasibility study.

In December of 2008, Fresnillo plc announced an intention to bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority interest holder in, and the operator of, Minera Juanicipio.  Fresnillo’s status as an insider triggered the need for an independent valuation of MAG under Canadian securities laws.  The valuation work, which commenced in early January 2009, was suspended by MAG when Fresnillo refused to provide information the independent valuator had requested which was critical to the valuation.  In an effort to resolve the valuation issue, MAG initiated proceedings before the Ontario Securities Commission (“OSC”).  On June 18, 2009, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo’s repeated assertions that certain documents critical to the completion of an independent valuation report did not exist.   Within two working days of this order, Fresnillo withdrew its hostile bid, obviating their need to comply with the OSC order.

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  To that end, MAG essentially completed its original 2009 budgeted exploration program for its own properties during the first 6 months of 2009.  During the nine month period ended September 30, 2009, the Company incurred $1,537,943 in property acquisition costs (2008: $964,556).  Exploration expenditures for the same period on MAG’s 100% owned properties amounted to $13,169,566 (2008: $9,828,389).  Results of the program were favourable for the Lagartos SE, Cinco de Mayo and Salemex projects.

At Cinco de Mayo an extensive, near surface molybdenum and gold deposit has been discovered and work continues to expand and delineate that discovery.  The significance of this discovery, called the Pozo Seco Moly (gold) Zone, is two-fold: 1) the very high-grade moly (three times the average grade of most moly producers) encountered over bulk mineable widths just below surface suggests the possibility of a standalone moly operation; 2) perhaps more important is that the presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco’s silver-lead-zinc mineralization.  The Company continues to actively explore at Cinco de Mayo.  Further details of the exploration results at Cinco de Mayo may be found in our “Management’s Discussion and Analysis” dated September 30, 2009.

During the nine month period ended September 30, 2009, work included drilling on the Valdecañas and Juanicipio veins as well as on the Encino target.  Returns from the Valdecañas drilling generally confirmed the depth and nature of the bonanza zone, with drilling in the top of the zone returning some insignificant results and near the bottom high gold and base metal values, consistent with the bonanza zone model. Drilling results from the Juanicipio Vein, located 1,000 metres south of Valdecañas, indicate that the top-out of the interpreted Bonanza Zone is about 100-150 metres deeper than at Valdecañas and future targets are being redesigned to test the heart of the bonanza zone at greater depth. The Encino drilling during the quarter proved difficult operationally and results could not confirm it as a separate opposite dipping vein; another possible interpretation has the Encino target being a faulted off-set of the Valdecañas Vein, and that hypothesis is currently being drill tested.

To September 30, 2009, Fresnillo has completed 15,135 metres of drilling on the Juanicipio property.  This represents 72% of the proposed drilling for the year, with both drilling and expenditures consistent with that expected to the end of September 2009.  Details provided on drilling reports 7,786 metres on the Valdecañas Vein to September 30th, with the balance being on the Juanicipio Vein (4,564 metres reported only to August 30th) and on the Encino Structure (2,771 metres reported only to August 30th).  Details of actual drilling metre splits for Juanicipio and Encino for the month of September remain outstanding.  Drilling has begun on “other vein/structural” targets, with several hundred metres completed to September 30, 2009.

For the nine month period ended September 30, 2009 the Company’s 44% share of joint venture expenditures amounted to $1,145,627.  The joint venture continues to execute the 2009 program, on time and on budget.  Presently there are 5 drills in operation.

The Minera Juanicipio joint venture company held a regularly scheduled quarterly Technical Committee meeting during the quarter to review progress on the 2009 program and discuss future work and direction.  The Technical Committee was assigned the task to review several options that would move more of the inferred resource at Valdecañas to an indicated resource necessary for the preparation of a pre-feasibility study.  Once the program design has been agreed upon by the Technical Committee it will be presented to the Board of Directors of Minera Juanicipio for approval.  MAG will continue to fund its 44% share of any approved joint venture expenditures.  Both the Technical Committee and the Minera Juanicipio board are scheduled to meet again during the fourth quarter.

Assay results have been received during the quarter for four recent holes. Three of these holes were drilled as part of the planned 2009 infill drilling program designed to define the Valdecañas Vein on one hundred metre centres as well as define the limits of the Bonanza Zone.  The remaining hole was an exploration hole drilled on the Juanicipio Vein.  Further details of these bore holes and assay results may be found in the Company’s “Management Discussion and Analysis” dated September 30, 2009.

As a result of Fresnillo’s intended hostile bid, MAG was exposed to substantial professional and administrative costs, particularly for take-over defence and the protracted proceedings in front of the OSC.  Also on the legal side were substantial and ongoing costs related to the initiation of arbitration proceedings with the International Chamber of Commerce (“ICC”) in Paris as prescribed by the terms of the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement governing Minera Juanicipio and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  The ICC arbitration proceeding with Fresnillo is ongoing and there will be associated legal and administrative costs going forward.  The costs associated with this proceeding are expected to be significantly lower than the legal and administrative costs experienced in the nine month period ended September 30, 2009.

Accounts receivable at September 30, 2009 totaled $2,453,618 while accounts payable and accrued liabilities amounted to $1,174,859.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Mexico.  Accounts payable were due mainly for administration costs in Canada and Mexico and drilling programs conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $13,169,566 on the exploration of these projects during the period as compared to $9,828,389 for the same period in 2008.  From the total, an amount of $12,416,078 related to drilling on five of the projects where the Company holds rights to acquire up to a 100% interest; Lagartos SE - $2,967,907; Sierra de Ramirez - $1,635,337; Salemex - $1,000,557; Nuevo Mundo - $427,907; and $6,384,370 for drilling at Cinco de Mayo alone, where exploration activities continue property wide.  The Company currently has one drill rig turning on Cinco de Mayo, and one drilling at Lagartos South East.

The Company’s loss for the nine months ended September 30, 2009 amounted to $10,830,777 or $0.22 per share as compared to $4,262,146 or $0.08 per share for the same period last year.  The loss for the nine months ended September 30, 2009 includes the write off of mineral property acquisition costs and deferred exploration costs in the amount of $3,687,927 ($1,221,019 for the same period in 2008) and a non-cash charge for stock compensation expense of $1,260,945 ($2,445,736 for the same period in 2008).  General overhead and administration costs for the period amounted to $6,138,184 ($2,246,234 for the same period in 2008).  This included increased legal costs at $2,656,871 million ($239,110 in 2008), AGM and proxy solicitation costs of $219,854 ($96,960 in 2008) and $596,082 for shareholder relations expense (2008: $229,617) as well as additional travel costs resulting from efforts to deal with Fresnillo’s intended hostile bid as described above.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG holds a large scale portfolio of 100% owned projects.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank R. Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .